

December 3, 2014

Via E-mail
Timothy M. Adams
Executive Vice President and
Chief Financial Officer
Demandware, Inc.
5 Wall Street
Burlington, MA 01803

> **Re:** **Demandware, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-35450**

Dear Mr. Adams:

We have reviewed your letter dated October 30, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 21, 2014.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 70

1.   We note your response to prior comment 2. When a 3rd party vendor performs implementation services please explain the following:

- Tell us who makes the decision as to which 3rd party vendor will be used;
- Tell us who contracts with the 3rd party vendor;

Timothy M. Adams
Demandware, Inc.
December 3, 2014
Page 2

- Tell us whether the Company is contractually involved with the 3rd party vendor in any way;
- To the extent you have a contractual relationship with third party vendors, please describe the key terms and conditions relating to the provision of implementation services, including who determines the fee charged for implementation services;
- Tell us whether your customers have the ability to select vendors other than you or your certified vendors or authorized implementation specialists to perform implementation services and if so, tell us how frequently this selection has been made by your customers; and
- Tell us who contracts with the Company to perform a site readiness assessment, whether there is a fee charged for such assessment and whether such assessment is required when a 3rd party vendor performs the services.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief